SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

TELULAR CORPORATION

(Name of Subject Company)

TELULAR CORPORATION

(Name of Person Filing Statement)
Common Stock, $0.01 par value per share

 (Title of Class of Securities)

87970T208
(CUSIP Number of Class of Securities)

Jonathan M. Charak
Chief Financial Officer
311 South Wacker Drive, Suite 4300
Chicago, Illinois 60606-6622
(312) 379-8397

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:
Keir D. Gumbs
Covington & Burling LLP
1201 Pennsylvania Ave, NW
Washington DC
(202) 662-5000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

As previously disclosed, on April 29, 2013, Telular Corporation (“Telular”) and Avista Capital Partners (“Avista”) announced that they had entered into a definitive agreement providing for the acquisition of Telular for $12.61 per share net in cash and approximately $18.5 million in assumed net debt, or approximately $253 million in total consideration.

On April 30, 2013, Telular filed a Current Report on Form 8-K in connection with the transactions contemplated under the definitive agreement, which Form 8-K is incorporated herein by reference.

Following commencement of the tender offer, the Company intends to file a solicitation / recommendation statement on Schedule 14D-9 (the“Schedule 14D-9”).

The tender offer for the outstanding common stock of Telular has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, ACP Tower Merger Sub, Inc., a Delaware corporation, will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC), and Telular will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer to purchase shares of Telular common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, as each may be amended from time to time, will contain important information that should be read carefully by Telular’s shareholders before any decision is made with respect to the tender offer. These materials will be sent free of charge to all of Telular’s shareholders when available. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all shareholders of Telular at www.telular.com or by contacting Telular at 311 South Wacker Drive, Suite 4300, Chicago, IL 60606 or by phone at 800-835-8527. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

TELULAR SHAREHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Item 9. Exhibits

Exhibit No. Description

(a)
(1) Agreement and Plan of Merger among Telular Corporation, ACP Tower Holdings, LLC, and ACP Tower Merger Sub, Inc.(Incorporated by reference to Current Report on Form 8-K filed by Telular on April 30, 2013.)